Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (the “Company”) to be held on June 14, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

The purpose of the Meeting is to approve an increase of the Company’s authorized and registered share capital by NIS 48,000,000 and to amend the Company’s Articles of Association accordingly.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on May 23, 2018, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

Shareholders may review the full version of the proposed resolution in the Proxy Statement as well as the accompanying proxy card, on, or about, May 18, 2018, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at liort.torem@check-cap.com or +972-4-8303401, and Rachel Cohen-Menirom, our General Counsel, at rachel.cohen-menirom@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

May 21, 2018

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. (the “Company”) to be voted at the Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on June 14, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of an increase of the Company’s authorized and registered share capital by NIS 48,000,000 and to amend our Articles of Association accordingly.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on May 23, 2018.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 23, 2018, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent.  You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal.

In tabulating the voting results for the proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on the proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. We retained Investorcom to assist with the solicitation of proxies. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees, without additional remuneration.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

Following the consummation of our recent underwritten public offering on May 8, 2018, to our knowledge, no person or entity owns more than 5% of our outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 15, 2018 by (i) each of our directors and executive officers; and (ii) all of our directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,013,224 ordinary shares, NIS 2.40 par value per share, outstanding as of May 15, 2018.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of May 15, 2018 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Executive Officers
Alex Ovadia	*	*
Lior Torem	*	*
Yoav Kimchy	*	*
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
Tomer Kariv(1)	245,304	4.77%
XiangQian (XQ) Lin(2)	50,715	1.00%
Yuval Yanai	*	*
All director and executive officers as a group (9 persons)(3)	406,333	7.97%
___________

* Less than 1% of our ordinary shares.

(1)
Based on our records and information contained in a Schedule 13D/A filed by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”) and other reporting persons with the SEC on January 3, 2017.  Includes (i) 115,890 outstanding ordinary shares held by the Pontifax Funds; (ii) 62,446 ordinary shares subject to warrants that are currently exercisable held by the Pontifax Funds; (iii) 19,950 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable held by the Pontifax Funds; (iv) 46,877 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable held by the Pontifax Funds; and (v) 141 restricted share units that shall vest within 60 days of this table. Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares. The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

(2)
Includes: (i) 13,889 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 6,945 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd.; (iii) 20,834 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd (iv) 8,738 ordinary shares subject to options that are exercisable within 60 days of this table, held directly by XiangQian (XQ) Lin.; (v) 232 outstanding ordinary shares held directly by XiangQian (XQ) Lin.  (vi) and77 restricted share units that shall vest within 60 days of this table, held directly by XiangQian (XQ) Lin. Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(3)	See footnotes (1)-(2) for certain information regarding beneficial ownership.

PROPOSAL 1
APPROVAL OF INCREASE OF AUTHORIZED AND REGISTERED SHARE CAPITAL AND
AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 1 on the Proxy Card)

At the extraordinary general meeting of shareholders held on April 2, 2018, our shareholders approved an increase of our authorized and registered share capital, following which the authorized and registered share capital of the Company is NIS 24,000,000 divided into 10,000,000 ordinary shares, of a nominal (par) value NIS 2.40 each.  As a result of the upsized $20.2 million underwritten public offering that we consummated on May 8, 2018, we utilized all of our then available (unissued or unallocated) authorized share capital (including authorized and unallocated share capital reserved for issuance under our 2015 Equity Incentive Plan), such that following completion of the public offering and as of the date of this proxy statement, we have no available authorized and unallocated share capital.  In addition, 4,986,775 authorized ordinary shares are reserved for issuance under outstanding options and warrants, and to the extent that such awards are cancelled, forfeited or expire without being exercised, the number of ordinary shares underlying such awards will thereafter become unallocated authorized share capital.

In order to provide the Company with flexibility to raise capital in the future to the extent necessary to fund its ongoing activities and clinical program, and to enable the Company to award equity-based compensation in the future to employees, directors, consultants and other service providers under its 2015 Equity Incentive Plan, it is proposed to increase our authorized and registered share capital by NIS 48,000,000 (the “Capital Increase”).  As a result, immediately following the Capital Increase, if approved at the Meeting, the authorized and registered share capital of the Company will be NIS 72,000,000 divided into 30,000,000 ordinary shares, nominal (par) value NIS 2.40 each.

Accordingly, the Board of Directors is recommending to shareholders to approve the Capital Increase and to amend the Company’s Articles of Association accordingly to reflect the Capital Increase.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an increase of the Company’s authorized and registered share capital by NIS 48,000,000, such that following such increase, the authorized and registered share capital of the Company will be NIS 72,000,000 divided into 30,000,000 ordinary shares, of a nominal (par) value NIS 2.40 each, and to amend the Company’s Articles of Association accordingly.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: May 21, 2018